Exhibit 99.1

NEWS RELEASE

Golden Queen CANCELS shares

VANCOUVER, BRITISH COLUMBIA – July 5, 2019 - Golden Queen Mining Co. Ltd. (TSX:GQM | OTCQX:GQMNF) (“Golden Queen” or “the Company”) announces that in connection with the completion of the sale of its subsidiary, Golden Queen Mining Holdings Inc., the Company has cancelled a total of 178,175,729 common shares owned by Thomas M. Clay and certain members of the Clay family and associated entities. Golden Queen expects to provide an update on its consolidation, name change and transfer of its listing from the Toronto Stock Exchange to the NEX Board of the TSX Venture Exchange, in the near future.

For further information, please contact:

Brenda Dayton

Telephone:  604.417.7952

Email:  bdayton@goldenqueen.com

Caution with Respect to Forward-Looking Statements:  Except for statements of historical fact contained herein, the information in this press release includes certain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and US securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “expects” or similar terminology. Forward-looking statements include but are not limited to, statements related to the transfer of the Company’s listing from the Toronto Stock Exchange to NEX, the consolidation and name change. There can be no assurance that such statements will prove to be accurate, and future events could differ materially from those anticipated in such statements. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause performance or achievements of the Company to differ materially from statements in this press release regarding our intentions including, without limitation, risks and uncertainties disclosed in the section entitled “Risk Factors” contained in our proxy circular as well as in our Annual Report on Form 10-K for the year ended December 31, 2018. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors should not put undue reliance on forward-looking statements. Any forward-looking statement made by the Company in the press release is based only on information currently available to us and speaks only as of the date on which it is made. The Company does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws.